Mail Stop 3561

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, NC 28711

>   **Re: Ingles Markets, Incorporated**
>   **Written Response Submitted February 26, 2008**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed January 8, 2008**
>   **File No. 0-14706**

Dear Mr. Ingle:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Certain Relationships and Related Party Transactions, page 15

1. We note your response to comment 6 in our letter dated January 25, 2008. Please describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, including a discussion of the types of transactions covered by such policies and procedures, the standards applicable under such policies and procedures, the persons or group of persons on the board of directors or otherwise who are responsible for applying those policies and procedures, a statement of whether the policies and procedures are in writing and, if not, how the policies and procedures are evidenced, and identify any transaction required to be reported under Item 404(a) of Regulation S-K since the beginning of your last fiscal year where the policies and procedures did not require review, approval or ratification or where the policies and procedures were not followed. See Item 404(b) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director